UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68609

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 AND ENDING 12/31/25

                                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Independent Investment Bankers Corp.**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

     ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2900 N Quinlan Park Rd, Suite 240

(No. and Street)

Austin	Texas	78732
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Dante Fichera	512-266-3000	dfichera@iibcorp.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Bauer & Company

(Name – if individual, state last, first, and middle name)

PO Box 27887	Austin	TX	78755
(Address)	(City)	(State)	(Zip Code)
11/20/2014		6072	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JURAT WITH AFFIANT STATEMENT

State of ___*Texas*___ }
ss.
County of ___*Travis*___

☐ See Attached Document (Notary to cross out lines 1–7 below)
☒ See Statement Below (Lines 1–7 to be completed only by document signer[s], not Notary)

Annual Reports Form X-17A-5 Part III
Sec File number - 8-68809
Oath or affirmation

_____
Signature of Document Signer No. 1

_____
Signature of Document Signer No. 2 *(if any)*

Subscribed and sworn to (or affirmed) before me

this __*5th*__ day of __*Feb*__ , __*2026*__, by

Date   Month   Year

_____*Dante Federa*_____
Name of Signer No. 1

_____
Name of Signer No. 2 *(if any)*

_____
Signature of Notary Public

___*2c 2/7/2027*___
Any Other Required Information
(Residence, Expiration Date, etc.)

Place Notary Seal/Stamp Above

OPTIONAL

This section is required for notarizations performed in Arizona but is optional in other states. Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: *Annual Reports Form X-17A-5 part III*

Document Date: *2/4/2026*   Number of Pages: *18*

Signer(s) Other Than Named Above: _____

OATH OR AFFIRMATION

I, Dante Fichera_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Independent Investment Bankers Corp._____, as of December 31_____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
President

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☑ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Independent Investment Bankers Corp.

Financial Statements and Supplemental Schedules

December 31, 2025

With Report of Independent Registered Public Accounting Firm

Independent Investment Bankers Corp.

Index to Financial Statements and Supplemental Schedules
December 31, 2025



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholder of Independent Investment Bankers Corp.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Independent Investment Bankers Corp. as of December 31, 2025, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Independent Investment Bankers Corp. as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Independent Investment Bankers Corp.'s management. Our responsibility is to express an opinion on Independent Investment Bankers Corp.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Independent Investment Bankers Corp. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (Schedule I), the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule II) and the Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule III) (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Independent Investment Bankers Corp.'s financial statements. The supplemental information is the responsibility of Independent Investment Bankers Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BAUER & COMPANY, LLC

Bauer & Company, LLC

We have served as Independent Investment Bankers Corp.'s auditor since 2014.

Austin, Texas
February 4, 2026

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

INDEPENDENT INVESTMENT BANKERS CORP.
Statement of Financial Condition
December 31, 2025

Assets:		
Cash and cash equivalents	$	572,330
Other assets		39,762
Property and equipment, net		11,174
Total assets	$	623,266
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	205,833
Total liabilities		205,833
Stockholder's equity:		
Common stock, 100 shares authorized with $0.01 par value, 100 issued and outstanding		1
Additional paid-in capital		45,914
Retained earnings		371,518
Total stockholder's equity		417,433
Total liabilities and stockholder's equity	$	623,266

The accompanying notes to the financial statements are an integral part of these financial statements.

INDEPENDENT INVESTMENT BANKERS CORP.
Statement of Operations
For the Year Ended December 31, 2025

Revenues:		
Commissions	$	13,576,136
Investment banking retainers		4,503,513
Other income		274,686
Total revenues		18,354,335
Operating expenses:		
Commissions, compensation and benefits		17,604,413
Communications		7,782
Dues and subscriptions		12,511
License and registration		86,643
Technology fees		51,870
Occupancy and equipment costs		15,284
Professional fees		362,988
Travel, meals and entertainment		39,922
Other expenses		77,927
Total operating expenses		18,259,340
Net income	$	94,995

The accompanying notes to the financial statements are an integral part of these financial statements.

INDEPENDENT INVESTMENT BANKERS CORP.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2025

	Shares	Capital Stock		Additional Paid-in Capital		Retained Earnings		Total
Balance at December 31, 2024	100	$	1	$	45,914	$	276.523	$	322,438
Net income	-		-		-		94,995		94,995
Balance at December 31, 2025	100	$	1	$	45,914	$	371,518	$	417,433

The accompanying notes to the financial statements are an integral part of these financial statements.

INDEPENDENT INVESTMENT BANKERS CORP.
Statement of Cash Flows
For the Year Ended December 31, 2025

Cash flows from operating activities:		
Net income	$	94,995
Adjustments to reconcile net income to		
net cash used in operating activities:		
Depreciation expense		5,684
Change in assets and liabilities:		
Other assets		2,142
Accounts payable and accrued expenses		(1,060,637)
Net cash used in operating activities		(957,816)
Cash flows used in investing activities:		
Purchases of property and equipment		(7,106)
Net cash used in investing activities		(7,106)
Cash flows used in financing activities:		
Distributions to stockholder		-
Net cash used in financing activities		-
Net decrease in cash		(964,922)
Cash and cash equivalents at beginning of year		1,537,252
Cash and cash equivalents at end of year	$	572,330
Supplemental disclosures of cash flow information:		
Income taxes paid	$	-
Interest paid	$	-

The accompanying notes to the financial statements are an integral part of these financial statements.

Note 1 - Nature of Business

Independent Investment Bankers Corp. (the "Company"), a Delaware Corporation, is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release NO. 34-70073 dated July 30, 2013, and as discussed in Question 8 on the related FAQ released by SEC staff. The Company is a limited purpose broker dealer and is primarily engaged in the business of providing registered investment banking professionals a platform to assist private and public companies obtain equity/debt capital or liquidity or growth through mergers or acquisition. Offerings are made primarily to institutional investors.

Note 2 - Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Cash Equivalents
For purposes of the statements of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, which will become available within three months or less from the date of the financial statements, to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company provides investment banking services, including advisory and capital-raising services, which are generally performed on a **best-efforts basis**. As a result, estimates and assumptions are required in evaluating matters such as the recognition of revenue, the likelihood of completing transactions, and the collectability of fees. These estimates are based on management's judgment, experience, and available information at the time the financial statements are prepared. Changes in facts and circumstances could result in changes to those estimates in future periods.

Revenue Recognition and Accounts Receivable
The Company recognizes revenue in accordance with Accounting Standards Codification (ASC) 606, Revenue from Contracts with Customers, which requires revenue to be recognized when control of the promised services is transferred to customers in an amount that reflects the consideration which the Company expects to be entitled.

Revenue from contracts with customers primarily includes commission income and fees from investment banking services. The recognition and measurement of revenue are based on an evaluation of the specific terms of each contract. Significant judgment is required to determine:

- Whether performance obligations are satisfied at a point in time or over time,

- The appropriate allocation of transaction prices where multiple performance obligations exist, and
- The appropriate measure of the Company's progress under each contract.

Each contract is assessed individually to determine whether revenue should be recognized over time as services are performed or at a point in time when the performance obligation is satisfied.

Commissions
The Company provides advisory services in connection with mergers and acquisitions, capital raising, debt financing, and other strategic transactions. Revenue from these services is recognized when the performance obligation under the contract is satisfied, which typically occurs at the closing of the transaction, when the related fees become due and payable.

For engagements involving multiple services, the Company evaluates whether the services constitute distinct performance obligations and, if so, allocates transaction prices accordingly. For success-based fees, revenue is recognized at the point in time when the transaction is completed, and all significant contingencies have been resolved.

Investment Banking Retainers
Investment banking retainer fees are recognized as revenue when the related performance obligation, as defined in the client agreement, is satisfied. Retainers are generally considered distinct from success-based fees and are recognized either over time as services are provided or at the earlier of completion of the specified service or receipt of payment, provided that no significant contingencies remain.

As of December 31, 2025, the Company has no deferred revenue related to investment banking contracts.

Accounts Receivable
Accounts receivable represent amounts due for services performed through the balance sheet date, which are generally billed and collected within 30 days. Receivables are recorded at amounts billed to clients, net of an allowance for doubtful accounts.

The Company evaluates receivable balances on an ongoing basis and establishes an allowance for doubtful accounts based on specific accounts identified as at risk or uncollectible. Accounts deemed uncollectible are written off when collection is considered unlikely.

As of December 31, 2025, the Company's allowance for doubtful accounts was $0.

Property and Equipment
Property and equipment are recorded at cost and are depreciated using the straight-line depreciation method over their estimated useful lives. Computers and equipment are depreciated over three years. Upon disposal, property and equipment and the related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss is reflected in the statements of operations.

Fair Value Measurements
The carrying amounts of the Company's financial instruments, which include cash and cash equivalents other assets, accounts payable and accrued expenses, approximate their fair values due to their short maturities.

Income Taxes

The Company, with stockholder's consent, has elected to be taxed as an "S Corporation" under the provisions of the Internal Revenue Code and comparable state income tax law. As an S Corporation, the Company is generally not subject to corporate income taxes and the Company's net income or loss is reported on the individual tax return of the stockholder of the Company.

The Company is subject to Texas franchise tax, which is based on taxable margin, rather than being based on federal taxable income. For the year ended December 31, 2025, the Company recorded $0 in Texas margin tax expense.

Management Review
The Company has evaluated subsequent events through February 4, 2026 the date of the Report of Independent Registered Public Accounting Firm, the date the financial statements were available to be issued. There are no subsequent events requiring recognition or disclosure.

Recent Accounting Pronouncements
Accounting standards that have been issued or proposed by Financial Accounting Standards Board ("FASB") or other standards setting bodies are not expected to have material impact on the Company's financial position, results of operations or cash flows.

The Company follows Accounting Standards Update 2023-07 - Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07") , which expands reportable segment information by requiring companies to disclose, on an annual and interim basis, significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of a segment's profit or loss. ASU 2023-07 also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable brokerage services segment. The CODM makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the brokerage services segment are the same as described in the description of business and summary of significant accounting policies notes.

The CODM is the Company's FINOP.

Note 3 - Property and Equipment

Property and equipment consist of the following at December 31, 2025:

Computers and equipment	$ 98,620
Subtotal	98,620
Less accumulated depreciation and amortization	(87,446)
Total	$ 11,174

Depreciation expense for the year ended December 31, 2025 was $5,684.

Note 4 - Commitments and Contingencies

On March 1, 2019, the Company entered into a membership agreement with WeWork for office space. Total rent expense under the agreement was $9,600 for the year ended December 31, 2025.

Litigation

The Company from time to time may be involved in litigation relating to claims arising out of its normal course of business. Management believes that there are no claims or actions pending or threaten against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risks Management

The Company maintains various forms of insurance that Company's management believes are adequate to reduce the exposure of these risks to an acceptable level.

Note 5 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2025, the Company had net capital and net capital requirements of $366,497 and $13,722, respectively, which was $352,775 in excess of the required minimum. The Company's aggregate indebtedness to net capital ratio was 56.16 to 1.

Note 6 – Concentration

During the year ended December 31, 2025, the Company had one customer that represented 12% of total revenues.

SCHEDULE I

INDEPENDENT INVESTMENT BANKERS CORP.
Computation Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2025

Total stockholder's equity qualified for net capital	$	417,433
Deductions and/or charges		
Non-allowable assets:		
Property and equipment		11,174
Other assets		39,762
Total deductions and/or charges		50,936
Net capital before haircuts on securities		366,497
Haircuts on securities		-
Net capital	$	366,497
Aggregate indebtedness		
Accounts payable and accrued expenses		205,833
Total aggregate indebtedness	$	205,833
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or		
6 2/3% of aggregate indebtedness)	$	13,722
Net capital in excess of minimum requirement	$	352,775
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	345,914
Ratio of aggregate indebtedness to net capital		56.16 to 1

Note: The above computation does not differ from the computation of net capital under
Rule 15c3-1 as of December 31, 2025 as reported by Independent Investment Bankers Corp.
on January 19, 2026 on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Independent Investment Bankers Corp.
Schedule II & Schedule III
December 31, 2025

Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

With respect to computation for determination of reserve requirements under Rule 15c3-3, the Company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release NO. 34-70073 dated July 30, 2013, and as discussed in Question 8 on the related FAQ released by SEC staff. The Company does not hold funds or securities for, or owe money or securities to, customers.

Schedule III

Information Relating to The Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

With respect to the information relating to the possession or control requirements under Rule 15c3-3, the Company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release NO. 34-70073 dated July 30, 2013, and as discussed in Question 8 on the related FAQ released by SEC staff. The Company did not maintain possession or control of any customer funds or securities.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholder of Independent Investment Bankers Corp.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Independent Investment Bankers Corp. as of December 31, 2025, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Independent Investment Bankers Corp. as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Independent Investment Bankers Corp.'s management. Our responsibility is to express an opinion on Independent Investment Bankers Corp.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Independent Investment Bankers Corp. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (Schedule I), the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule II) and the Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule III) (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Independent Investment Bankers Corp.'s financial statements. The supplemental information is the responsibility of Independent Investment Bankers Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BAUER & COMPANY, LLC

Bauer & Company, LLC

We have served as Independent Investment Bankers Corp.'s auditor since 2014.

Austin, Texas
February 4, 2026
Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com



February 4, 2026

INDEPENDENT INVESTMENT BANKERS CORP.
EXEMPTION REPORT
YEAR ENDED DECEMBER 31, 2025

Independent Investment Bankers Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers; participating in distributions of securities in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Dante Fichera, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

Dante Fichera, President
INDEPENDENT INVESTMENT BANKERS CORP.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and
Stockholder of Independent Investment Bankers Corp.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of Independent Investment Bankers Corp. (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2025, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.
We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
February 4, 2026

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com